UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024.

Commission File Number  333-161157

BETTERLIFE PHARMA INC.
(Translation of registrant’s name into English)

1275 WEST 6TH AVENUE, #300

VANCOUVER, BC V6H 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6‑K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6‑K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6‑K submission or other Commission filing on EDGAR.

Exhibits:

99.1	Management’s discussion and analysis
99.2	Financial statements
99.3	CEO certification
99.4	CFO certification
99.5	Material Change Report dated December 30, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BETTERLIFE PHARMA INC.

Date: December 31, 2024	By:	/s/ Moira Ong
Name: Moira Ong
Title: Chief Financial Officer

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